Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is August 15, 2022.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “43-101 Technical Report for the Queensway Project, Newfoundland, Canada” with an effective date of May 31st, 2022, prepared in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, and its registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 86 mineral licenses, including 6,041 claims comprising 151,030 hectares of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the southern portion of the project and has high voltage electric transmission lines running through the project area. In addition, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 644 single cell un-patented mining claims. The Company is well financed to advance its planned exploration activities on the projects as intended.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Vijay Mehta, Denis Laviolette and Douglas Hurst.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway Project contains nine optioned claim packages along with mineral licenses map staked by NFG. The Company acquired the rights to the Queensway Project by map staking mineral licenses and making a series of staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate option agreements. All of the option agreements have been fully exercised resulting in 100% ownership by NFG of the mineral licenses related to such option agreements. In addition to the nine option agreements, NFG also conducted map staking resulting in 49 map staked mineral licenses, which are held 100% by NFG. The optioned lands also carry various net smelter royalties, the option agreements locations can be seen in the figure below.

Queensway Project – Option Agreement Claim Groups

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

625000E
650000E
675000E
5450000N
5425000N
5400000N
5375000N
N
TWIN PONDS
Appleton
QUEENSWAY NORTH
Gander
Beaver Brook Antimony Mine
QUEENSWAY SOUTH
Legend
Towns
Queensway Au Showings
Trans Canada Highway
HVdc Transmission
Wetland
Map Staked Licenses
Queensway Project
Beaverbrook
09 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2020)
rsc
MINING & MINERAL EXPLORATION
0
10
20 km

Queensway Project – Overall Project Showing Gold Occurrences

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

626500E
630000E
633500E
637000E
A) Queensway South
B
A
North Paul's Pond
5393500N
Road Gabbro
LBNL
Goose
5390000N
Aztec
Hornet
Greenwood Pond #2
5386500N
658000E
661500E
665000E
668500E
B) Appleton Fault Zone and Joe Batts Pond Deformation Zone
798
5432000N
1744
Glass Pond
H Pond
Trench 26
Powerline
Lotto
Little Zone
Dome
Hornet
Road
Golden Joint
Pocket Pond
5428500N
Cokes
Keats
Bowater
TCH
Bullet
Letha
The Knob
Grouse
Lachlan
Logan
5425000N
Prospects
Mineralised Trend
Trans Canada Highway
Queensway Licenses
0
2
4 km

02 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)

Queensway Project – Locations of Prospects along the AFZ and JBPFZ.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Environmental and Exploration Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. In this, approval requirements for the exploration are listed with contacts for the various entities given. Seven Exploration Approvals are in place at the Queensway Project as of the date of this MD&A along with other associated provincial permits.

The first Exploration Approval is for diamond drilling (1500 Holes) on the Queensway North (“QWN”) area shown on the map above; this approval expires on November 4, 2022. The second Exploration Approval is for trenching within the Queensway South (“QWS”) area shown on the map above and expires on June 28, 2023. A third Exploration Approval covers geochemical sampling and prospecting over the entire Queensway Project and expires on May 25, 2024. The fourth Exploration Approval covers passive seismic geophysics within the QWN area and expires on October 14, 2022. A fifth Exploration Approval is to conduct a bathymetric survey on claim covering Gander Lake and expires on March 20, 2023. Two additional Exploration Approvals cover drilling in the QWS region which expire on June 28, 2023 and July 4, 2023. Any changes to the planned work have to be submitted to the Department of Natural Resources and either an amended approval is given, or a new application has to be made. A number of secondary permits and authorizations are held by the Company to conduct its exploration activities related to camp development, the cutting of wood, construction of access trails and modifications to water bodies.

A number of secondary permits and authorizations are held by the Company to conduct its exploration activities related to camp development, the cutting of wood, construction of access trails and modifications to water bodies.

In October 2020, the Company submitted an environmental registration document with the Newfoundland Ministry of Environment for review related to its diamond drilling activities on the QWN claim group. The Company was released from the environmental review on December 12, 2020, subject to several operating/reporting conditions including:

•	Limitations on the percentage of land disturbance within protected public supply areas (“PPWSAs”)

•	Requirements for the capping or sealing of drill holes in and outside of PPWSAs

•	The establishment of a water-sampling program

•	The development of a waste management plan

•	The maintenance of buffers at certain shoreline, outflow, waterbodies and wetland sites and restrictions on vegetation clearing near bird habitats, and

•	The development of a women’s employment plan

To date, all of our operating conditions have been met, and the Company is in compliance with all reporting conditions.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of QWS specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Deformation Zone (“JBPFZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on QWS.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPFZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25km and 70km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of QWS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the QWN licences;

3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the QWN licences and follows the TCH and secondary routes.

Historical Work

There has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPFZ; the exploration drilling has been spread out amongst individual zones with drilling along 5km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse zones. Drilling at the JBPFZ has focussed along 3km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 Zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Paul’s Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPFZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

620000E
630000E
640000E
650000E
660000E
670000E
680000E
5450000N
5440000N
5430000N
5420000N
5410000N
5400000N
5390000N
5380000N
5370000N
5360000N
HUMBER ZONE
GANDER ZONE
AVALON ZONE
DUNNAGE ZONE
0
150
kilometres
EXPLOITS SUBZONE
Dog Bay Line (DBL)
Gander River Ultramafic Complex (GRUC)
Appleton
Gander
Mount Peyton Intrusive Suite
Gander Group
Davidsville Group
Queensway Regional Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Main Fault Zones
Queensway Project Outline
20 May 21
CRS: NAD83 / UTM zone 21
Data Source: Colman-Sadd et al. (2000)
0
10
20 km

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990. A) Location of the major terranes of Newfoundland. B) Regional geological context.

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPFZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

Queensway Drill Program

On August 17, 2020, the Company announced it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it has now increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021, to 400,000m and is expected to reach 15 drill rigs in 2022. In 2020 the Company completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for a total of 13,400m. In 2021 the Company has completed an additional 391 drill holes totalling 117,043m. The drilling program is ongoing with fourteen rigs active and approximately 56% complete as of August 2, 2022 and is expected to continue into Q2 2023.

The drilling program is designed to test multiple exploration targets and zones along the 9.45km of the Appleton Fault Zone and 12km of the JBP Fault Zone at Queensway North. The primary focus is on the expansion of known zones of mineralization and testing targets to generate new mineralized zones.

In 2022 the Company also expects to complete an inaugural drilling program at the Queensway South part of the project testing early-stage exploration targets as part of the 400,000m program.

The majority of drilling to date has occurred along the Appleton Fault with fourteen drill rigs active. To date 425 drill holes have been completed at the Keats Zone totalling 118,034m, 95 drill holes at the Lotto Zone totalling 25,245m, 81 drill holes at the Golden Joint zone totalling 26,734m with the balance of 161 drill holes totalling 38,689m completed at other zones/targets along the Appleton Fault including the Knob, TCH, Cokes, Little-Powerline, Keats North, Road, Dome, Zone 36, Lotto North, and Big Dave.

The Company is also actively exploring along the JBP Fault Zone with 91 holes totalling 24,535m completed to date at the 798, 1744 and Pocket Pond prospects.

Recently, the Company initiated a regional diamond drill program that will focus on testing drill-ready targets at the Twin Ponds and Queensway South projects. To date 6 holes have been drilled at Twin Ponds totaling 1,386m.

Keats Zone Drilling

To date the Company has focussed significant drilling efforts at the Keats zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. Several significant gold assay intercepts have been encountered within multiple individual zones at Keats.

Initial assay results from five drill holes at the Keats zones were reported in press release dated October 27, 2020, with further assay results reported on November 16, 2020; December 15, 2020; January 11, 2021; February 9, 2021; March 1, 2021; March 9, 2021; March 16, 2021; March 30, 2021; April 5, 2021; April 20, 2021; April 27, 2021; May 4, 2021; May 21,2021; June 15, 2021; July 5, 2021; September 15, 2021; October 13, 2021; October 14, 2021; January 13, 2022; January 26, 2022; February 24, 2022; March 2, 2022; April 11, 2022; April 13, 2022, May 4, 2022, June 6, 2022 and August 2, 2022 found through SEDAR.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The Keats Main Zone continues to see a steady increase in both strike length and depth with the largest step-out result of 62.3 g/t Au over 2m in NFGC-21-387 reported on February 24, 2022. This intercept indicates that the core dilational zone, a significant domain of high-grade gold contained within a segment of the Keats-Baseline Fault Zone extends to 845m in a down-plunge direction starting at the bedrock surface. Additional highlight intercepts reported up-plunge within this high-grade domain of the Keats Main Zone include 21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.85m in NFGC-21-204 (reported on June 15, 2021), 21.1 g/t Au over 7.2m in NFGC-21-464 (reported on April 11, 2022), 124.4 g/t Au over 17.7m in NFGC-20-59 (reported on May 4, 2021), 9.12 g/t over 8.2m and 42.6 g/t Au over 11.75m in NFGC-22-593 (reported on June 6, 2022) and the discovery hole, NFGC-19-01 yielding 86.2 g/t Au over 20.5m (reported on January 28, 2020).

Advancements in the 3-D model demonstrate that the Keats-Baseline Fault Zone forms an extension damage zone consisting of a multitude of fault and vein arrays that host high-grade gold mineralization within and adjacent to the Keats-Baseline Fault Zone. Exploration drilling continues to identify new high-grade veins and associated fault-zones and expand on previous discoveries such as:

-	continued definition on the Keats Main high-grade domain at depth with intercepts 56.7g/t Au over 2.45m in NFGC-21-407 (reported on January 13, 2022) and 28.2 g/t Au over 4.50m in NFGC-21-413A (reported on January 26, 2022);

-	delineation of high-grade gold up-dip of the core dilational zone within the Keats-Baseline Fault Zone with intercepts of 55.6 g/t Au over 3.20m in NFGC-21-385 (reported on March 2, 2022), located at surface and 200m up-dip, intercept 10.7 g/t Au over 3.15m in NFGC-21-306 (reported on March 2, 2022) and located 75m up-dip, and 55.1 g/t Au over 5.10m in NFGC-21-448 (reported on June 6, 2022) located 95m up-dip;

-	the near surface discovery of the “421 Zone”, a gold-bearing, southwest-dipping structure at the south end of Keats, defined by intercepts 4.49 g/t Au over 3.55m and 7.85 g/t Au 4.85m in NFGC-21-421 (reported on April 11, 2022) and 4.31 g/t Au over 2.25m and 2.58 g/t Au over 10.40m in NFGC-21-467 (reported on April 11, 2022); and 11.2 g/t Au over 2.10m in NFGC-22-486 (reported on June 6, 2022);

-	the footwall (the area between the Keats-Baseline Fault and the AFZ) intercepts of 119.5 g/t Au over 2.4m in NFGC-21-375 and 6.66 g/t Au over 5.9m in NFGC-21-342, both reported on April 11, 2022;

-	the intercepts of 9.35 g/t Au over 2.70m in NFGC-21-254 and 7.21 g/t over 5.75m in NFGC-21-392 and 79.8 g/t Au over 3m in NFGC-22-491 that occur within three distinct structures that are adjacent to and crosscut the Keats Main Zone, all reported on April 11, 2022.

Reconnaissance drilling working in the highly prospective region between the Keats Main and Golden Joint zones (“Keats North”) intersected significant mineralization, now named the “515 Zone”, returning initial intercepts of 9.21 g/t Au over 2.15m and 43.9 g/t Au over 3.85m in NFGC-22-515 (reported on April 13, 2022) approximately 440m north of the Keats Main Zone. Following this discovery, reconnaissance drilling in this region identified two additional new near surface zones. This includes the intercept of 275 g/t Au over 2.15 m in NFGC-22-538 (reported on May 4, 2022) which occurs at a vertical depth of 22m adjacent to the AFZ and is approximately 65m north of the Keats Zone and the intercept of 8.70 g/t Au over 6.75m in NFGC-22-533 (reported on May 4, 2022), located at a vertical depth of 65m in the black shales that form the hanging wall to the AFZ, this stratigraphic domain is largely unexplored and this intercept represents an important new target. On August 2, 2022, the company announced results from continued exploration in the Keats North target region defining multiple high-grade veins that define a corridor over a strike length of approximately 630m linking up the north end of Keats with the 515 Zone. Noteworthy intervals in these veins include 45.9 g/t Au over 2.75m in NFGC-22-578 (Umbra), 19.3 g/t Au over 2.05m in NFGC-22-610 (Umbra), 40.6 g/t Au over 2.00m in NFGC-22-586 (Enigma), 24.1 g/t Au over 2.20m in NFGC-22-580 (Enigma) and 13.2 g/t Au over 2.05m and 10.7 g/t Au over 2.70m in NFGC-22-559 (Enigma).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The detailed geologic modelling with a focus on veins and associated faults has greatly increased the understanding of the Keats Zone, identified a number of drill targets and has demonstrated good continuity of the high-grade gold mineralization within the host structures. An aggressive drill program will continue to expand this extensive network of high-grade gold veins and follow up on the new Keats North, Keats FW (area between the Keats-Baseline Fault Zone and AFZ), Keats Deep (down-plunge extension) and 421 discoveries.

Highlighted assay values and drill hole locations from Keats drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
KEATS HW
NFGC-21-254	136.85	139.55	2.70	9.35
Including	138.6	139.55	0.95	22.70
NFGC-21-392	47.15	52.90	5.75	7.21
Including	47.15	48.70	1.55	20.59
KEATS MAIN
NFGC-21-256A	127.15	129.40	2.25	15.07
And	157.00	166.75	9.75	47.82
Including	158.00	161.65	3.65	125.49
NFGC-21-263	189.70	195.25	5.55	28.16
Including	193.10	195.25	2.15	71.86
NFGC-21-272	152.00	155.10	3.1	43.78
NFGC-21-297	219.5	227.75	8.25	8.79
Including	219.5	224.35	4.85	14.29
NFGC-21-306	113.85	117.00	3.15	10.66
NFGC-21-318	141.00	143.00	2.00	16.03
Including	141.00	142.00	1.00	31.60
NFGC-21-364A	216.25	218.30	2.05	56.3
Including	217.05	217.85	0.80	140.5
NFGC-21-376	191.00	193.05	2.05	13.65
NFGC-21-385	69.60	72.80	3.20	55.61
NFGC-21-387	444.40	446.40	2.00	62.30
NFGC-21-388	123.00	128.65	5.65	9.0
Including	126.95	128.30	1.35	31.5
NFGC-21-407[2]	393.55	396.00	2.45	56.69
NFGC-21-413A2	463.05	467.55	4.50	28.20
Including	463.05	466.00	2.95	41.02

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

NFGC-21-448	200.50	205.60	5.10	55.1
Including	200.50	200.95	0.45	609.0
NFGC-21-464	138.00	145.20	7.20	21.12
Including	139.55	141.80	2.25	61.36
NFGC-21-466	169.70	172.05	2.35	10.9
NFGC-22-491	92.00	95.00	3.00	79.81
Including	92.45	94.35	1.90	124.56
NFGC-22-593	8.80	17.00	8.20	9.12
Including	11.15	11.45	0.30	25.9
Including	13.80	14.80	1.00	32.4
Including	16.20	16.60	0.40	55.3
And	20.50	32.25	11.75	42.59
Including	20.50	21.00	0.50	111
Including	21.90	22.20	0.30	338
Including	22.90	23.30	0.40	733
Including	29.60	30.10	0.50	25.8
Including	31.35	32.25	0.90	21.8
And	36.60	42.90	6.30	1.88
KEATS FW
NFGC-21-342	138.65	144.55	5.90	6.66
Including	142.00	143.00	1.00	30.60
NFGC-21-375	181.60	184.00	2.40	119.45
Including	182.20	182.70	0.50	570.71
421
NFGC-21-421	19.00	22.55	3.55	4.49
And	26.30	31.15	4.85	7.85
Including	28.60	29.50	0.90	35.51
NFGC-21-467	66.15	68.40	2.25	4.31
Including	67.00	67.60	0.60	13.85
And	70.00	80.40	10.40	2.58
NFGC-22-486	35.90	38.00	2.10	11.2
Including	36.60	37.30	0.70	32.0
And	371.40	373.60	2.20	10.1
Including	371.75	372.45	0.70	30.0
KEATS NORTH
NFGC-22-515[3]	198.50	200.65	2.15	9.21
Including	199.25	199.75	0.50	38.9
And	209.00	212.85	3.85	43.9
Including	209.00	210.65	1.65	76.0
Including	211.35	212.35	1.00	43.1

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

NFGC-22-533[3]	98.25	105.00	6.75	8.70
Including	100.65	101.50	0.85	53.3
And	127.40	129.55	2.15	1.60
NFGC-22-538[3]	32.45	34.60	2.15	275
Including	33.10	33.90	0.80	738
NFGC-22-559[3]	131.95	134.00	2.05	13.2
Including	133.00	134.00	1.00	24.7
And	148.00	150.70	2.70	10.7
Including	148.00	149.70	1.70	14.9
NFGC-22-577[3]	34.20	36.80	2.60	12.9
Including	36.15	36.80	0.65	48.9
NFGC-22-578[3]	22.55	25.30	2.75	45.9
Including	22.55	23.35	0.80	142.0
NFGC-22-580[3]	52.00	54.20	2.20	24.1
Including	53.20	53.70	0.50	105.5
NFGC-22-586[3]	48.00	50.00	2.00	40.6
Including	49.45	50.00	0.55	147.5
NFGC-22-610[3]	46.55	48.60	2.05	19.3
Including	47.75	48.30	0.55	65.6

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. 2Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 15% to 30% of reported intervals. 3Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-254	299	-46	293	658119	5427290
NFGC-21-256A	299	-46	257	658197	5427374
NFGC-21-263	118	-72	334	657952	5427310
NFGC-21-272	298.5	-45.5	227	658187	5427380
NFGC-21-297	300	-45	377	658126	5427228
NFGC-21-306	299	-45.5	179	658100	5427358
NFGC-21-318	300	-45	200	658089	5427335
NFGC-21-342	300	-45	260	658018	5427377
NFGC-21-364A	120	-80	299	657971	5427338
NFGC-21-375	300	-45	278	658011	5427352
NFGC-21-376	120	-72	351	657972	5427337
NFGC-21-385	299	-45.5	290	657961	5427265
NFGC-21-387	299	-45.5	635	657936	5426877
NFGC-21-388	120	-71	242	657988	5427370

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

NFGC-21-392	300	-42	281	657939	5427279
NFGC-21-407	296	-57	467	658109	5427123
NFGC-21-413A	296	-57	515	658086	5427134
NFGC-21-421	325	-56	452	657830	5427099
NFGC-21-448	299	-45.5	329	658074	5427257
NFGC-21-466	300	-45	338	657943	5427161
NFGC-21-467	325	-56	494	657825	5427070
NFGC-21-464	299	-46	320	658193	5427391
NFGC-22-486	30	-65	419	657815	5427088
NFGC-22-491	299	-46	206	658300	5427503
NFGC-22-515	299	-46	281	658344	5428026
NFGC-22-538	300	-45	386	658193	5427710
NFGC-22-533	120	-45	320	657951	5427748
NFGC-22-593	300	-45	119	658214	5427523
NFGC-22-559	300	-45	333	658233	5427628
NFGC-22-577	300	-45	260	658244	5427852
NFGC-22-578	300	-45	117	658258	5427556
NFGC-22-580	300	-45	110	658188	5427698
NFGC-22-586	300	-45	332	658162	5427669
NFGC-22-610	300	-45	312	658283	5427571

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The latest drilling results are shown on the long section, plan map and cross sections below:

NFGC-21-448
55.1 g/t Au / 5.10m
including 609 g/t Au / 0.45m
NFGC-22-593
9.12 g/t Au / 8.20m
42.59 g/t Au / 11.75m
NFGC-22-486
11.2 g/t Au / 2.10m
Including 32.0 g/t Au / 0.70m
NFGC-22-483
7.2 g/t Au / 2.00m
Including 14.1 g/t Au / 1.00m
A
SW
A'
NE
NFGC-21-387
62.3 g/t Au / 2.00m
NFGC-22-466
10.9 g/t Au / 2.35m
NFGC-21-388
9.0 g/t Au / 5.65m
Including 31.5 g/t Au / 1.35m
NFGC-22-538
275 g/t Au / 2.15m
NFGC-22-515
43.9 g/t Au / 3.85m
KEATS LONG SECTION
NFGC DDH Intercept
Au Grade (g/t)
Length (m)
< 1
1 - 3
3 - 10
>10
< 5
5 - 10
>10
Result Pending
Drilled Area Au Intercept
Keats North
421
Drilled Area Assays Pending
Drilled Area No Significant Value
Current Assays Reported
Overburden
OPEN
OPEN
OPEN
-100
-200
-300
-400
NFGC-21-364A
56.3 g/t Au / 2.05m
Including 140.5 g/t Au / 0.80m
0m
200m
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
NEWFOUND GOLD CORP
SW
TCH
KEATS SOUTH
KEATS
KEATS NORTH
515
GOLDEN JOINT
DOME
LOTTO
NE
3.4 km

Queensway Project – Long Section of Keats Main, 421, and Keats North zones (June 6, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Queensway Project – Keats 3-D Plan View Map (150m clipping, looking down) (August 2, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

LOTTO
BLACK SHALE
DOME
GOLDEN JOINT
LITTLE
GOLDEN JOINT HW
ROAD
NFGC-22-515
9.21 g/t Au over 2.15m
including 38.9 g/t Au over 0.50m
43.9 g/t Au over 3.85m
including 76.0 g/t Au over 1.65m
including 43.1 g/t Au over 1.00m
SHALE
APPLETON FAULT ZONE
NFGC-22-515
NFGC-22-538
275 g/t Au over 2.15m
including 738 g/t Au over 0.80m
NFGC-22-533
8.70 g/t Au over 6.75 m
including 53.3 g/t Au over 0.85m
GREYWACKE
NFGC-22-533
NFGC-22-538
BLACK SHALE
COKES
KEATS
SHALE
AFZ KEATS-LOTTO PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Vein Inferred
Trans-Canada Highway
Greywacke
Shale
DDH Collar
Current Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND GOLD CORP
0
100
200m

Queensway Project – Plan Map of Keats – Lotto with Location Keats North Discoveries (May 4, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

NFGC-22-593
42.59 g/t Au / 11.75m
Including 111 g/t Au / 0.5m
Including 338 g/t Au / 0.3 m
Including 733 g/t Au / 0.4m
Including 25.8 g/t Au / 0.5m
Including 21.8 g/t Au / 0.9m
NW
SE
NFGC-22-593
NFGC-21-120
NFGC-20-37
NFGC-21-122
NFGC-20-70
NFGC-20-53
NFGC-20-49
NFGC-21-122
69.2 g/t Au / 14.90m
Including 106.5 g/t Au / 9.15m
APPLETON FAULT ZONE
GREYWACKE
-100
NFGC-20-49
5.55 g/t Au / 4.95m
Including 21.2 g/t Au / 1.00m
593 CROSS SECTION
Drill Holes
Current Assays Reported
Assays Released
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
Shear Zone
Au Vein
Greywacke
Shale
NEWFOUND
GOLD CORP
-200
NFGC-22-593
9.12 g/t Au / 8.2m
Including 25.9 g/t Au / 0.3m
Including 32.4 g/t Au / 1.0m
Including 55.3 g/t Au / 0.4m
SHALE
GREYWACKE
0
50
100 m
0
100
200
300
400
500
600

Queensway Project – Keats Cross-Section (A-A’), Looking NE (+/- 10m) (June 6, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

NFGC-21-438
9.0 g/t Au / 2.50m
including 28.5 g/t Au / 0.75m
NFGC-21-448
55.1 g/t Au / 5.10m
including 609 g/t Au / 0.45m
NW
SE
NFGC-21-440
NFGC-20-63
NFGC-22-484
NFGC-21-88
NFGC-21-448
NFGC-21-438
NFGC-21-297
NFGC-21-208
NFGC-21-182
-100
-200
-300
NFGC-21-297
8.79 g/t Au / 8.25m
Including 14.3 g/t Au / 4.85m
GREYWACKE
APPLETON FAULT ZONE
NFGC-21-182
106.2 g/t Au / 35.40m
Including 146.24 g/t Au / 25.60m
448 CROSS SECTION
Drill Holes
Current Assays Reported
Assays Released
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
Shear Zone
Au Vein
Greywacke
Shale
NEWFOUND GOLD CORP
NFGC-21-440
1.8 g/t Au / 3.20m
NFGC-22-484
1.7 g/t Au / 2.45m
1.5 g/t Au / 4.60m
NFGC-21-440
2.0 g/t Au / 3.40m
SHALE
0
50
100m
0
100
200
300
400
500
600
700

Queensway Project – Keats Cross-Section (B-B’), Looking NE (+/- 10m) (June 6, 2022)

Lotto Zone Drilling

The Company has reported several significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3 g/t Au over 2.2m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15m (reported on October 2, 2020). Following this result, the Lotto Main vein has been systematically tested and expanded by subsequent highlight intercepts of 224.7 g/t Au over 2.45m in NFGC-21-100 (reported on February 23, 2021), 51.3 g/t Au over 3.20m in NFGC-21-109 (reported on March 23, 2021), 53.3 g/t Au over 3.10m in NFGC-21-115 (reported on March 23, 2021) and 150.3g/t over 11.5m in NFGC-21-201 (reported on June 23, 2021). The most recent drilling highlights from the Lotto Zone showed an increase of the Lotto high-grade mineralization to 225m vertical depth with NFGC-21-367A reporting 24.3 g/t Au over 2.2m on March 24, 2022. The Lotto Zone is comprised of a north-south striking, steeply east-dipping vein located approximately 200m east of the AFZ that has been defined to a depth of approximately 300m and over a strike length of approximately 200m.

On January 14, 2021, the Company announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto Zone within the footwall of the AFZ. The new discovery represents the first known occurrence of gold mineralization proximal to the primary Appleton Fault structure with an intercept in drill hole NFGC-20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m. Follow-up drilling targeting the Sunday Zone and the footwall to the AFZ intercepted 23.1 g/t Au over 2.05m in NFGC-21-319 (reported on March 24, 2022) located ~65m down-dip of NFGC-20-44 and identified a second zone to the south named the “Tuesday Zone” that reported 89.5 g/t Au over 2.00m in NFGC-22-552 (reported on June 8, 2022).

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Drilling to date on the Lotto Main vein has confirmed good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast. It has been defined over a width of approximately 100 m and to a vertical depth of approximately 225 m. Drilling will continue to expand this domain to the north and to depth as it remains open in all directions.

Highlighted assay values and drill hole locations from Lotto drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
Including	244.50	245.45	0.95	22.49
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
Including	193.25	194.55	1.30	21.58
NFGC-21-295	110.20	112.20	2.00	12.19	Lotto Main
Including	110.55	111.25	0.70	34.81
NFGC-21-296	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-319	176.60	179.00	2.40	20.01	Lotto Main
Including	176.60	177.70	1.10	43.32
And	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333	61.40	64.00	2.60	11.67	Lotto Main
Including	62.75	63.25	0.50	58.00
NFGC-21-338	282.65	284.80	2.15	25.31	Lotto Main
Including	284.05	284.50	0.45	115.25	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-404A	217.15	219.20	2.05	31.63	Lotto Main
Including	217.45	218.05	0.60	107.50	Lotto Main
NFGC-22-552	87.95	89.95	2.00	89.5	Tuesday
Including	88.35	88.75	0.40	442

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-243	298	-50	323	659064	5428888
NFGC-21-289	299	-45	345	659030	5428958
NFGC-21-295	300	-45	128	659052	5429149
NFGC-21-296	299	-45.5	255	659058	5428943
NFGC-21-319	299	-45.5	342	659010	5428998
NFGC-21-333	299	-45.5	336	658985	5429013
NFGC-21-338	298	-45.5	312	659099	5428890
NFGC-21-343A	298	-48	404	658588	5428275
NFGC-21-367A	298	-47	369	659125	5428876
NFGC-21-404A	299	-48	374	659046	5429007
NFGC-22-552	300	-45	201	658833	5429014

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The latest results from the Lotto Zone are shown in the long section, plan map and cross section below:

NFGC-20-44
18.1 g/t Au over 6.50m
NFGC-20-17
41.2 g/t Au over 4.75m
Including 108.7 g/t Au over 1.65m
NFGC-21-319
23.08 g/t Au over 2.05m
SHALE
SUNDAY
BLACK SHALE
NFGC-22-552
89.5 g/t Au over 2.00m
Including 442 g/t Au over 0.40m
TUESDAY
LOTTO PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Greywacke
Shale
Current Assays Reported
NFGC DDH Collar
NFGC-21-201
105.3 g/t Au over 11.50m
Including 683.1 g/t Au over 2.45m
GREYWACKE
APPLETON FAULT ZONE
Au Grade (g/t)
0.5 – 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
DOME
LOTTO MAIN
NEWFOUND GOLD CORP
GREYWACKE
0
50
100m

Queensway Project – Lotto Plan Map (June 8, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Queensway Project – Lotto Zone Long Section (March 24, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

LOTTO-GJ ZONE PLAN MAP
Drill Holes
Current Assays Reported
Assay Results Pending
Assay Previously Reported
Shear Zone
Au Vein
Au Vein Trend Interpreted
Greywacke
Shale
Au Associated Fault Interpreted
High Grade Au Plunge Interpreted / Target
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
LOTTO
GOLDEN JOINT
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
N
0
100
200 m
A'
A
B
B'
D
D'
E'
E
SHALE
BLACK SHALE
SUNDAY
LOTTO NORTH
LOTTO MAIN VEIN
GREYWACKE
DOME
APPLETON FAULT ZONE
GOLDEN JOINT
GOLDEN JOINT HW
ROAD
NFGC-21-295
12.19 gpt / 2.00m
NFGC-21-404A
31.63 gpt / 2.05m
NFGC-21-319
23.08 gpt / 2.05m
NFGC-21-319
20.01 gpt / 2.40m
NFGC-21-296
15.66 gpt / 2.60m
NFGC-21-289
12.57 gpt / 2.40m
NFGC-21-338
25.31 gpt / 2.15m
NFGC-21-367A
24.25 gpt / 2.20m
NFGC-21-401
98.13 gpt / 3.85m
NFGC-21-462
69.15 gpt / 14.15m
NFGC-21-241
430.17 gpt / 5.25m
NFGC-21-274
33.10 gpt / 2.10m
NFGC-21-181
18.04 gpt / 2.00m
NFGC-21-225
64.94 gpt / 2.10m
NFGC-21-295
NFGC-21-399
NFGC-21-333
NFGC-21-404A
NFGC-21-319
NFGC-21-382A
NFGC-21-289
NFGC-21-296
NFGC-21-303
NFGC-21-260
NFGC-21-224
NFGC-21-355
NFGC-21-243
NFGC-21-338
NFGC-21-266
NFGC-21-271
NFGC-21-367A
NFGC-21-409
NFGC-21-391
NFGC-21-294
NFGC-21-302
NFGC-21-389
NFGC-21-335
NFGC-21-344B
NFGC-21-264
NFGC-21-252A
NFGC-21-359
NFGC-21-374
NFGC-21-287
NFGC-21-249
NFGC-21-326
NFGC-21-462
NFGC-21-262
NFGC-21-268A
NFGC-21-281B
NFGC-21-332
NFGC-21-301
NFGC-21-353
NFGC-21-365
NFGC-21-343A
NFGC-21-373

Queensway Project – Lotto – Golden Joint Zones Plan Map (March 24, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

B
NW
B'
SE
NFGC-20-51
NFGC-20-44
NFGC-21-83
NFGC-21-333
NFGC-21-319
NFGC-21-382A
NFGC-22-470
GREYWACKE
BLACK SHALE
APPLETON FAULT ZONE
NFGC-21-333
11.67 gpt / 2.60m
NFGC-21-319
20.01 gpt / 2.40m
NFGC-20-44
18.10 gpt / 6.50m
GREYWACKE
SHALE
LOTTO MAIN VEIN
SUNDAY ZONE
SHALE
NFGC-21-319
23.08 gpt / 2.05m
NFGC-22-470
results pending
-100
-200
0
100
200
300
400
500
600
LOTTO CROSS SECTION MAP
Drill Holes
Current Assays Reported
Assay Results Pending
Assay Previously Reported
Shear Zone
Au Vein
Greywacke
Shale
High Grade Au Plunge Interpreted / Target
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
Assay Results Pending
QUEENSWAY NORTH
LOTTO
NEWFOUND GOLD CORP
0
50
100 m

Queensway Project – Cross Section of Current Drilling Program, +/- 12.5m, Looking NE (Lotto Zone – March 24, 2022)

Golden Joint Drilling

On June 29, 2021, the Company announced the discovery of a new high-grade zone along the hanging wall of the AFZ named the Golden Joint. Comprised of two sub-parallel vein systems (Main Zone and HW Zone) and located between the Keats and Lotto zones this new discovery has yielded several notable high-grade intervals including NFGC-21-171 (10.4g/t Au over 4.85m), NFGC-21-241 (430.2g/t Au over 5.25m) within the Golden Joint Main Zone, consisting of an approximately north-south striking, steeply west-dipping quartz vein and brittle fault. Further assay results were published on September 28, 2021, with a notable intersection in NFGC-21-386 yielding 70.7 g/t Au over 5.25m. On January 19, 2022, the results reported showed the expansion of the Golden Joint Main Zone to a vertical depth of ~305m with drill hole NFGC-21-401 intersecting 98.1g/t Au over 3.85m and a vein-defined strike length of ~250m. Infill drilling results reported on March 24, 2022, the latest release, identified a domain of significant high-grade in NFGC-21-462 which returned 69.2 g/t Au over 14.15m.

The Golden Joint HW continues to expand in all directions, forming a network of stock-work style veining that is largely constrained to a thick bed of greywacke. Drilling to date has extended the zone over a strike length of ~190m and to a vertical depth of ~125m. Highlight intervals include 64.9 g/t Au over 2.1m and 17.4 g/t Au over 2.45m in NFGC-21-225 reported on September 30, 2021, 33.1 g/t Au over 2.1m in NFGC-21-274 reported on January 6, 2022, 4.96 g/t Au over 6.2m in NFGC-21-187 reported on January 6, 2022 and the latest reported result on March 24, 2022 of 13.4 g/t Au over 2.1m in NFGC-21-264.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Highlighted assay values and drill hole locations from Golden Joint drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
Golden Joint
NFGC-21-386	424.75	430.00	5.25	70.65
NFGC-21-401	450.15	454.00	3.85	98.13
NFGC-21-462	325.75	339.90	14.15	69.15
Including	325.75	330.70	4.95	40.36
Including	326.30	327.25	0.95	182.50
And Including	333.30	339.90	6.60	117.85
Including	333.30	334.25	0.95	96.10
Including	335.85	337.15	1.30	190.63
Including	338.00	339.90	1.90	228.03
Golden Joint HW
NFGC-21-264	102.00	104.10	2.10	13.35
NFGC-21-274	164.65	166.75	2.10	33.10

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-264	297	-45	438	658595	5428386
NFGC-21-274	294	-49	552	658616	5428373
NFGC-21-386	298.5	-46.5	582	658634	5428306
NFGC-21-401	298.5	-46.5	492	658613	5428319
NFGC-21-462	298	-47.5	486	658590	5428331

The latest results from the Golden Joint Zone are shown in the long section and cross-section below and the plan map can be found in the section above:

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Queensway Project – Golden Joint Long Section (March 24, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

D
NW
D'
SE
NFGC-21-255
NFGC-21-171
NFGC-21-181
NFGC-21-187
NFGC-21-462
NFGC-21-401
NFGC-21-386
NFGC-21-414
BLACK SHALE
APPLETON FAULT ZONE
NFGC-21-187
7.08 gpt / 4.00m
NFGC-21-171
10.36 gpt / 4.85m
GREYWACKE
SHALE
NFGC-22-462
69.15 gpt / 14.15m
NFGC-21-386
70.65 gpt / 5.25m
NFGC-21-401
98.13 gpt / 3.85m
GOLDEN JOINT HW
NFGC-21-386
results pending
GOLDEN JOINT
NFGC-21-414
results pending
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
Current Assays Reported
Assay Results Pending
Assay Previously Reported
Shear Zone
Au Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
Assay Result Pending
QUEENSWAY NORTH
GOLDEN JOINT
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
0
50
100m
-100
-200
-300
-400
0
100
200
300
400
500
600
700

Queensway Project – Golden Joint Cross-Section, +/- 12.5m, Looking NE (March 24, 2022)

JBP Drilling

On March 9, 2022, the Company announced results from reconnaissance diamond drilling designed to test for epizonal style high-grade gold mineralization along the JBPFZ. This initial phase of drilling focused on a +3.5km segment of the JBPFZ encompassing 1744 and Pocket Pond target areas following up on historic drill results, high-grade float samples and Au-in-till anomalies as well as testing new conceptual targets. This program to date has produced a number of salient results including 31.88 g/t Au over 2.05m in NFGC-21-180 at 1744 and 25.40 g/t Au over 2.25m in NFGC-21-304 at Pocket Pond.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Highlighted assay values and drill hole locations from the JBP drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-180	32.00	34.05	2.05	31.88	1744
NFGC-21-195	283.70	286.50	2.80	16.66	1744
NFGC-21-202	145.85	147.90	2.05	17.10	1744
NFGC-21-207	60.00	66.00	6.00	8.66	1744
Including	63.55	66.00	2.45	19.66
NFGC-21-230	87.00	89.00	2.00	8.92	Pocket Pond
NFGC-21-245	152.60	154.80	2.20	7.26	Pocket Pond
NFGC-21-304	81.60	83.85	2.25	25.40	Pocket Pond
And	90.50	96.35	5.85	5.46
Including	90.50	93.85	3.35	8.94

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 75% to 90% of reported intervals for Pocket Pond and 55% to 65% of reported intervals for 1744. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-180	300	-45	245	665204	5430850
NFGC-21-195	300	-45	304	665267	5430870
NFGC-21-202	300	-45	245	665190	5430887
NFGC-21-207	299	-45.5	341	665232	5430862
NFGC-21-230	119	-45.5	182	663403	5428873
NFGC-21-245	120	-45	251	663365	5428880
NFGC-21-304	121	-45.5	182	663432	5428898

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The latest results from the JBPFZ covering both 1744 and Pocket Pond target areas are shown in the long sections and plan maps below:

Queensway Project – 1744 Long Section (March 9, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

H-POND - 1744 ZONE PLAN MAP
Drill Holes
Historic Drill Collar
Assay Results Pending
Assay Previously Reported
Current Assays Reported
Au Associated Shear Zone
Au Associated Faults
Au Grade (g/t)
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
1744
NEWFOUND GOLD CORP
0
50
100
200
m
11200N
11100N
11000N
10900N
10800N
10700N
10600N
10500N
10400N
NFGC-21-180
31.88 g/t Au over 2.05m
NFGC-19-09
4.39 g/t Au over 9.00m
including 17.45 g/t Au over 2.00m
NFGC-21-195
16.66 g/t Au over 2.80m
NFGC-21-207
8.66 g/t Au over 6.00m
including 19.66 g/t Au over 2.45m
NFGC-19-05
2.35 g/t Au over 11.00m
including 6.73 g/t Au over 3.00m
NFGC-21-202
17.10 g/t Au over 2.05m
NFGC-21-176, 179
NFGC-21-183
NFGC-21-167
NFGC-21-158
NFGC-21-175, 155, 191, 195, 221
NFGC-21-232
NFGC-21-150, 180, 185
NFGC-21-202, 207
NFGC-21-186, 192
NFGC-21-452

Queensway Project – 1744 Plan Map (March 9, 2022)

NFGC-21-304
25.40 g/t Au over 2.25m
5.46 g/t Au over 5.85m
including 8.94 g/t Au over 3.35m
NFFGC-21-230
8.92 g/t Au over 2.00m
NFGC-21-245
7.26 g/t Au over 2.20m
SSW
NNE
OPEN
OPEN
OPEN
-100m
-200m
-300m
-400m
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
LEGEND
NFGC DDH Intercept (g/t Au)
< 1 g/t Au
1-3 g/t Au
3-10 g/t Au
>10 g/t Au
Result Pending
Drilled Area With Assay
Drilled Area Assay Pending
Current Assays Reported
Overburden
NEWFOUND GOLD CORP
POCKET POND
H-POND
1744
SW
NE
3.8 km

Queensway Project – Pocket Pond Long Section (March 9, 2022)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Queensway Project – Pocket Pond Plan Map (March 9, 2022)

2020-2021 Field Program

Starting in June 2020, the Company initiated a field reconnaissance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Initial results from the 2020 field program detailed till survey were reported on August 27, 2020, where the Company had announced it had found a new fertile gold region 45km south of the current Queensway North drill targets. The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4km of strike length (see Figures below). Five other gold in till anomalies have been discovered to date within QWS and warrant follow up exploration.

Queensway South Project: Location of the Eastern Pond Anomaly at Queensway South

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample
Cluster up to 15 g/t Au
Till Sample with
163 Pristine Gold Grains
Field of Underwater
Quartz Boulders
New 2020 Samples
> 1 g/t Au
Cluster of Anomalous Till
Samples With up to 127
Prisitne Gold Grains
Till Sample with
17 Pristine Gold Grains
Additional Till Samples
Pending Analysis
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale
Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold
in Till Anomaly
NEWFOUND
GOLD CORP
N
0 250 500 1,000 1,500 2,000
Meters

Queensway South Project: Eastern Pond anomaly and preliminary till results

Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources. Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated.

In June 2021 field crews were mobilized to conduct early-stage exploration work throughout the Queensway Project including till sampling, geological mapping, rock sampling and trenching. The goal of this program has been to aid in the development of drilling targets for a planned diamond drilling program in 2022.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Sampling, Sub-sampling and Laboratory

Host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 60% to 95% of reported widths at Keats with a lower angle subset with true widths ranging from 15-30%, unknown at Keats North, 70% to 90% at Lotto and 70% to 90% at Golden Joint; in some areas infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is spit in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed and marked with the contents.

Drill core samples are shipped to either ALS Canada Ltd. (ALS) for sample preparation in Sudbury, Ontario or Eastern Analytical Ltd. (EAL) in Springdale, Newfoundland. Both laboratories are ISO-17025 accredited. All assay laboratories operate under a commercial contract with New Found. As part of a test program using the Chrysos PhotonAssayTM selected intervals from drill holes NFGC-21-407 and NFGC-21-421 were submitted to Intertek based in Perth, Australia and follow-on assay to extinction was completed at ALS in Perth, Australia.

At both laboratories the entire sample is crushed to approximately 70% passing 2 mm. At ALS, a 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

EAL receives routine samples. A 250-g split of the crushed material is pulverized, and a 30-g subsample is fire assayed for gold with an atomic absorption spectrometry (AAS) finish.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratories internal quality assurance programs.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 3% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG.

Report of QA/QC Program Review

On February 23, 2022, the Company announced the results of work programs and analysis completed by independent consultants initiated to investigate possible bias indicated by a set of 30 half-core duplicate assays (see Company's November 4, 2021, news release). The work program included completion of a substantial number of additional half-core screen fire assays providing a data set of 475 half-core duplicates, and the detailed statistical assessment of these results. The work also included detailed review of sample selection, preparation, and lab analysis procedures for the screen fire assays at ALS Minerals (‘ALS’) in Vancouver, BC and Eastern Analytical (‘EA’) in Springdale, NL. New Found's independent consultants concluded that there was no evidence of systematic bias in the Company's assay results and that the project uses well conceived and documented standard operating procedures (SOPs) for marking and sawing core, and for selecting the half-core samples sent for analysis. Based on these conclusions the Company resumed normal reporting of assay results.

Lucky Strike Project, Ontario

The Lucky Strike Project is located 10km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone. The project is comprised of 644 single cell un-patented mining claims and covers an area of 119 km2.

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking. The project was consolidated from May 2016 through May 2020 and currently the project is 100% owned by the company subject to various NSR up to 2%.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2022 and December 31, 2021:

	Newfoundland
Six months ended June 30, 2022	Queensway $	Other $	Ontario $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,399	120	400	2,919
Balance at June 30, 2022	8,238,580	17,820	272,000	8,528,400

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	5,237,699	351	231,924	5,469,974
Drilling	14,916,724	-	449,063	15,365,787
Environmental studies	158,104	-	-	158,104
Geochemistry	32,541	-	-	32,541
Geophysics	912,967	-	176,419	1,089,386
Imagery and mapping	49,049	-	-	49,049
Office and general	231,998	50	3,780	235,828
Property taxes, mining leases and rent	47,657	-	1,627	49,284
Petrography	9,372	-	-	9,372
Reclamation	167,560	-	-	167,560
Salaries and consulting	4,383,111	-	116,429	4,499,540
Supplies and equipment	2,581,736	33,980	27,051	2,642,767
Technical reports	329,250	-	-	329,250
Travel and accommodations	498,680	-	7,129	505,809
Exploration cost recovery	(60,000)	-	-	(60,000)
	29,496,448	34,381	1,013,422	30,544,251
Cumulative exploration expense – June 30, 2022	80,936,405	94,027	3,363,623	84,394,055

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

	Newfoundland
Six months ended June 30, 2021	Queensway $	Other $	Ontario $	Total $
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Staking costs	14,675	-	-	14,675
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Balance at June 30, 2021	700,605	13,100	271,600	985,305

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	2,777,282	-	6,796	2,784,078
Drilling	7,880,535	-	-	7,880,535
Environmental studies	158,684	-	-	158,684
Geophysics	2,170,422	-	69,498	2,239,920
Mapping and imaging	93,337	-	-	93,337
Office and general	246,082	-	-	246,082
Property taxes, mining leases and rent	30,452	-	132	30,584
Reclamation	220,340	-	-	220,340
Salaries and consulting	2,476,829	6,520	34,225	2,517,574
Supplies and equipment	1,616,007	-	16,533	1,632,540
Technical reports	278,350	-	22,479	300,829
Travel and accommodations	221,812	-	678	222,490
Trenching	200	-	6,840	7,040
Exploration cost recovery	(76,500)	-	-	(76,500)
	18,093,832	6,520	157,181	18,257,533
Cumulative exploration expense – June 30, 2021	28,339,377	52,371	1,444,132	29,835,880

Overall Performance and Results of Operations

Total assets decreased to $99,424,899 at June 30, 2022, from $148,057,847 at December 31, 2021, primarily as a result of a decrease in cash of $28,223,950 and investments of $23,478,023, partially offset by an increase in property and equipment of $2,808,960 and sales taxes recoverable of $825,427. The most significant assets at June 30, 2022 were cash of $72,260,626 (December 31, 2021: $100,484,576), investments of $8,464,435 (December 31, 2021: $31,942,458), exploration and evaluation assets of $8,528,400 (December 31, 2021: $8,525,481), and property and equipment of $5,723,419 (December 31, 2021: $2,914,459). Cash decreased by $28,223,950 during the six months ended June 30, 2022 primarily as a result of cash used in operating activities of $32,552,481 and purchases of property and equipment of $3,355,575, partially offset by proceeds from disposal of investments of $4,379,355 and proceeds from stock options exercised of $3,309,438.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Six months ended June 30, 2022 and 2021

During the six months ended June 30, 2022, loss from operating activities increased by $7,326,893 to $35,347,838 compared to $28,020,945 for the six months ended June 30, 2021. The increase in loss from operating activities is largely due to:

-	An increase of $12,286,718 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $30,544,251 for the six months ended June 30, 2022 compared to $18,257,533 for the six months ended June 30, 2021. The Company continued its 400,000 meter diamond drilling program at its Queensway project and completed approximately 75,466 meters of drilling in 266 holes and incurred higher salaries and consulting fees, geophysics, assay and supplies and equipment costs due to an increase in exploration activity at its Queensway Project during the six months ended June 30, 2022 compared to completing approximately 46,279 meters of drilling in 193 holes during the six months ended June 30, 2021.

-	An increase of $602,787 in office and sundry. Office and sundry was $697,323 for the six months ended June 30, 2022 compared to $94,535 for the six months ended June 30, 2021. The increase is due to a greater amount of office and sundry expenditures incurred as a result of increased corporate activity during the six months ended June 30, 2022.

The increase in loss from operating activities was partially offset by:

-	A decrease of $6,390,653 in share-based compensation. Share-based compensation was $548,688 for the six months ended June 30, 2022 compared to $6,939,341 for the six months ended June 30, 2021. The decrease is due to 30,000 stock options granted of which, 3,000 vested, and the continued vesting of previously granted stock options during the six months ended June 30, 2022 compared to 1,299,000 fully vested stock options granted and the partial vesting of 270,000 stock options granted with a value of $6,939,341 during the six months ended June 30, 2021.

Other items

For the six months ended June 30, 2022, other expenses were $11,355,475 compared to other income of $26,368,505 for the six months ended June 30, 2021. The $37,723,980 change is largely due to:

-	An increase of $40,031,718 in net change in unrealized losses on investments. Net change in unrealized losses on investments was $15,461,442 for the six months ended June 30, 2022 compared to $24,570,276 in unrealized gains on investments for the six months ended June 30, 2021. The decrease is due to changes in the fair values of investments held at June 30, 2022.

-	An increase of $3,829,340 in net change in realized losses on investments. Net change in realized losses on investments was $3,637,226 for the six months ended June 30, 2022 compared to $192,114 in realized gains on investments for the six months ended June 30, 2021. The Company disposed of certain investments for proceeds of $4,379,355 and recognized a loss in relation to the disposal of $3,637,226 during the six months ended June 30, 2022.

The increase in other expenses was partially offset by:

-	An increase in settlement of flow-through share premium. Settlement of flow-through share premium was $7,555,865 for the six months ended June 30, 2022 compared to $1,577,727 for the six months ended June 30, 2021. The Company incurred $29,778,998 of qualifying Canadian exploration expenses and derecognized $7,555,865 of its flow-through share premium liability during the six months ended June 30, 2022.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The Company recorded loss and comprehensive loss of $46,703,313 or $0.28 basic and diluted loss per share for the six months ended June 30, 2022 (six months ended June 30, 2021: $1,652,440 or $0.01 basic and diluted loss per share).

Three months ended June 30, 2022 and 2021

During the three months ended June 30, 2022, loss from operating activities increased by $128,335 to $19,889,952 compared to $19,761,617 for the three months ended June 30, 2021. The increase in loss from operating activities is largely due to:

-	An increase of $6,018,653 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $17,280,476 for the three months ended June 30, 2022 compared to $11,261,823 for the three months ended June 30, 2021. The Company continued its 400,000 meter diamond drilling program during the three months ended June 30, 2022 and completed approximately 46,428 meters of drilling in 181 holes and incurred higher salaries and consulting fees, geophysics, assay and supplies and equipment costs during the three months ended June 30, 2021 compared to completing approximately 30,143 meters of drilling in 121 holes during the three months ended June 30, 2021.

The increase in loss from operating activities was partially offset by:

-	A decrease of $6,694,095 in share-based compensation. Share-based compensation was $245,246 for the three months ended June 30, 2022 compared to $6,939,341 for the three months ended June 30, 2021. The decrease is due to no stock options granted and the continued vesting of previously granted stock options with a value of $245,246 during the three months ended June 30, 2022 compared to 1,299,000 fully vested stock options granted and partial vesting of 270,000 stock options granted with a value of $6,939,341 during the three months ended June 30, 2021.

Other items

For the three months ended June 30, 2022, other expenses were $4,404,542 compared to other income of $23,500,521 for the three months ended June 30, 2021. The $27,905,063 change is largely due to:

-	An increase of $27,337,421 in net change in unrealized loss on investments. Net change in unrealized losses on investments was $5,206,843 for the three months ended June 30, 2022 compared to $22,130,578 in unrealized gains on investments for the three months ended June 30, 2021. The decrease is due to changes in the fair values of investments held at June 30, 2022.

-	An increase of $3,625,110 in net change in realized losses on investments. Net change in realized losses on investments was $3,637,226 for the three months ended June 30, 2022 compared to $12,116 in realized losses on investments for the three months ended June 30, 2021. The Company disposed of certain investments for proceeds of $4,379,355 and recognized a loss in relation to the disposal of $3,637,226 during the three months ended June 30, 2022.

The increase in other expenses was partially offset by:

-	An increase of $2,897,781 in settlement of flow-through share premium. Settlement of flow-through share premium was $4,290,077 for the three months ended June 30, 2022 compared to $1,392,296 for the three months ended June 30, 2021. The Company incurred $16,907,951 of qualifying Canadian exploration expenses and derecognized $4,290,077 of its flow-through share premium liability during the three months ended June 30, 2022.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The Company recorded loss and comprehensive loss of $24,294,494 or $0.15 basic and diluted loss per share for the three months June 30, 2022 (three months ended June 30, 2021: income and comprehensive income of $3,738,904 or $0.02 basic and $0.02 diluted earnings per share).

Summary of Quarterly Results

	2022				2021								2020
	Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $		Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $
Revenues	-		-		-		-		-		-		-		-
Income (loss) and comprehensive income (loss) for the period	(24,294,494	)(2)	(22,408,819	)(3)	(13,698,269	)(4)	(35,289,366	)(5)	3,738,904	(6)	(5,391,344	)(7)	(25,639,722	)(8)	(11,110,168)
Earnings (loss) per Common Share Basic(1)	(0.15)		(0.14)		(0.09)		(0.23)		0.02		(0.04)		(0.18)		(0.09)
Earnings (loss) per Common Share Diluted(1)	(0.15)		(0.14)		(0.09)		(0.23)		0.02		(0.04)		(0.18)		(0.09)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

(2)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net realized losses on disposal of investments of $3,637,226 and an increase in exploration and evaluation expenditures of $4,016,701, partially offset by an increase in flow-through premium settlement of $1,024,289 and a decrease in net unrealized losses on investments of $5,047,756.

(3)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net unrealized losses on investments of $7,843,296 and an increase in exploration and evaluation expenditures of $1,168,935, partially offset by an increase in flow-through premium settlement of $348,526.

(4)	Decrease of loss and comprehensive loss from prior quarter primarily driven by a decrease of $21,123,862 in net change in unrealized losses on investments, an increase of $794,521 in settlement of flow-through share premium, offset by a decrease of $499,415 in gain on sale of exploration and evaluation assets.

(5)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net change in unrealized losses on investments of $45,665,743, exploration and evaluation expenditures of $657,261, salaries and consulting of $363,512, offset by a decrease in stock-based compensation of $6,617,299, an increase in amortization of flow-through premium liability of $730,445 and gain on sale of exploration & exploration assets of $499,415.

(6)	Increase of income and comprehensive income from prior quarter primarily driven by increase in net change in unrealized gains on investments of $19,690,880, and amortization of flow-through premium liability of $1,206,865, partially offset by an increase in share-based compensation of $6,939,341, exploration and evaluation expenditures of $4,266,113, salaries and consulting fees of $259,797, and a decrease in net realized gains on disposals of investments of $216,346.

(7)	Decrease of loss and comprehensive loss from prior quarter primarily driven by a decrease in share-based compensation of $17,939,621, gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $999,659, an increase in net change in unrealized gains on investments of $9,826,547 and net realized gains on disposals of investments of $204,230, partially offset by an increase in exploration and evaluation expenditures of $2,443,514.

(8)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in share-based compensation of $12,454,708, net change in unrealized losses on investments of $4,854,539, and exploration and evaluation expenditures of $2,298,723, partially offset by an increase in gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $699,109, and a decrease of salaries and consulting fees of $217,685.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Liquidity and Capital Resources

As at June 30, 2022, the Company had cash of $72,260,626 to settle current liabilities of $6,913,706.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at June 30, 2022, the Company has working capital of $78,165,109 consisting primarily of cash, investments, prepaid expenses and deposits and sales taxes recoverable. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources.

The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely due from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

As at June 30, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

	Total $	1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	183,426	57,867	11,035	11,460	103,064
Drilling contract termination fees (1)	962,057	962,057	-	-	-
Total contractual obligations	1,145,483	1,019,924	11,035	11,460	103,064

(1)	In January 2022, the Company entered into an agreement for drilling services to complete up to a minimum of 100,000m of drilling at its Queensway project. Pursuant to the terms of the agreement, the Company is subject to a one-time termination fee of $20 per undrilled meter. As at June 30, 2022, the Company was subject to a maximum termination fee of $962,057.

Prior Financings

November 2021 Financing – Net Proceeds of $47,384,035

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares of the Company at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at June 30, 2022 $
Queensway Project work program	48,000,000	-	(48,000,000)
Total Uses	48,000,000	-	(48,000,000)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

As at June 30, 2022, the Company has not yet used the proceeds from this financing for qualifying Canadian exploration expenses at its Queensway Project. The Company must spend $48,000,000 of qualifying Canadian exploration expenses by November 24, 2023 to satisfy its remaining non-current flow-through liability of $12,600,000.

August 2021 Financing – Net Proceeds of $54,248,367

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment options. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 were paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at June 30, 2022 $
Queensway and Lucky Strike Project work programs	57,502,415	47,360,464	(10,141,951)
Total Uses	57,502,415	47,360,464	(10,141,951)

As at June 30, 2022, the Company has used $47,360,464 of the proceeds for qualifying Canadian exploration expenses at its Queensway and Lucky Strike projects. As at June 30, 2022, the Company must spend another $10,141,951 of qualifying Canadian exploration expenses by the end of fiscal 2022 to satisfy its remaining current flow-through liability of $2,573,331.

April 2021 Financing – Net Proceeds of $14,411,609

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at June 30, 2022 $
Queensway Project work program	14,999,250	14,999,250	-
Total Uses	14,999,250	14,999,250	-

The Company used $14,999,250 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during fiscal 2021.

August 2020 Initial Public Offering – Net Proceeds of $28,488,581

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

Uses of Funds:	Intended Use of Proceeds (Estimated) $	Actual Use of Proceeds $	Over/(Under)- Expenditure at June 30, 2022 $
Queensway Project work program	21,735,000	11,407,389	(10,327,611)
General and administrative expenses	4,505,000	4,505,000	-
Working Capital to fund ongoing operations	5,155,000	3,722,028	(1,432,972)
Total Uses	31,395,000	19,634,417	(11,760,583)

Outstanding Share Data

During the six months ended June 30, 2022, 2,275,625 stock options were exercised at a weighted average exercise price of $1.45 per share for gross proceeds of $3,309,438.

Subsequent to June 30, 2022, 12,000 stock options with an exercise price of $6.79 were forfeited.

During the six months ended June 30, 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

Subsequent to June 30, 2022, 1,766,250 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $3,110,469.

As at June 30, 2022, there were 166,521,285 common shares issued and outstanding. As at the date of this report, there were 168,287,535 shares issued and outstanding.

As at June 30, 2022, there were 12,341,125 stock options and Nil warrants outstanding. As at the date of this report, there were 10,562,875 stock options and Nil warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. is as follows:

	Six months ended June 30,
	2022 $	2021 $
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(249,226)	(578,749)
Options exercised by members of key management	-	90,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

As at June 30, 2022, $39,831 is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc. (December 31, 2021 - $225,619).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers, or companies owned or controlled by them.

	Salaries and Consulting $	Share-based compensation $	Bonus $	Six months ended June 30, 2022 $
Executive Chairman and Chief Executive Officer	180,000	-	90,000	270,000
Former Chief Executive Officer	105,000	-	-	105,000
President	126,000	-	63,000	189,000
Chief Financial Officer	54,000	-	27,000	81,000
Chief Operating Officer	117,000	-	58,500	175,500
Non-executive directors	54,400	-	-	54,400
Total	636,400	-	238,500	874,900

	Salaries and Consulting $	Share-based compensation $	Bonus $	Six months ended June 30, 2021 $
Executive Chairman	150,000	1,291,220	100,000	1,541,220
Former Chief Executive Officer	150,000	1,291,220	100,000	1,541,220
President	105,000	1,291,220	70,000	1,466,220
Chief Financial Officer	27,000	-	-	27,000
Chief Operating Officer	97,500	544,192	65,000	706,692
Non-executive directors	32,129	1,546,426	-	1,578,555
Total	561,629	5,964,278	335,000	6,860,907

As at June 30, 2022, $58,500 is included in accounts payable and accrued liabilities payable to key management personnel in respect of key management compensation (December 31, 2021 - $Nil).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Public Health Crises such as the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to the Company. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and the Company’s other mineral projects.

To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s financial position and results of operations.

COVID-19 and efforts to contain it may have broad impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on the Company’s financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action

In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies.

In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing.

In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages. In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. As a result of the amendments, the Company anticipates that further discoveries will be necessary.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for in the financial statements for the six months ended June 30, 2022.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)            Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)            Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were no indicators of impairment as at June 30, 2022.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2022, the Company has total liabilities of $19,560,345 and cash of $72,260,626 which is available to discharge these liabilities (December 31, 2021 – total liabilities of $25,403,246 and cash of $100,484,576). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2021.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i) Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at June 30, 2022 would not have a material impact on the Company’s net earnings.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, the Company is not exposed to interest rate risk.

(iii)	Commodity Price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

(iv)	Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at June 30, 2022 would change the Company’s net income (loss) by $846,443 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2021.

Capital management

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at June 30, 2022 totalled $79,864,554 (December 31, 2021 - $122,654,601). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2022.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of the Company’s CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the six months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to; the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID-19 outbreak as a global pandemic.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

As of the date of this MD&A, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Company’s securities and an active and liquid one may never develop, which could impact the liquidity of the Company’s securities; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

On July 22, 2022, the Company filed a short form base shelf prospectus with a total offering of up to US$300,000,000. The short form base shelf prospectus may qualify an “at-the-market distribution” (an “ATM Distribution”). The Company’s securities may be sold, including sales made directly on the TSXV, NYSE American or other existing trading markets for securities.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.